Exhibit (C)(5)

Private & Confidential Presentation to the Special Committee of the Board of Directors July 28, 2024

Understandings These materials and the information set forth herein were prepared by Craig - Hallum Capital Group LLC (“we” or “Craig - Hallum”) for the benefit and use of the Special Committee of the Board of Directors of Cepton, Inc . (“Cepton” or the “Company”) in connection with its consideration of the proposed transaction between Cepton and KOITO MANUFACTURING CO . , LTD . (the “Parent”) . These materials and the information contained herein are confidential, are for discussion purposes only, may not be relied upon by any person or entity for any purpose, except as provided by the terms of the letter governing the terms of our engagement, and may not be disclosed publicly except to the extent required by applicable law with our prior written consent . The materials were not prepared with a view to public disclosure or to conform with any disclosure standards under any securities laws or other laws, rules or regulations, and Craig - Hallum takes no responsibility for the use of the materials by persons other than the Special Committee of Cepton . The materials and information set forth herein are addressed solely to Cepton’s Special Committee for the purposes of rendering Craig - Hallum’s opinion at the meeting of Cepton’s Special Committee on July 28 , 2024 . We have in the past provided investment banking and financial advisory services to the Company and have received fees for the rendering of such services . These services include acting as a capital markets advisor to Growth Capital Acquisition Corporation (“GCAC”) in relation to, or in connection with, the business combination between GCAC and Cepton which had closed in February 2022 , for which we received customary compensation . The information set forth herein has been prepared by Craig - Hallum based upon information supplied by management of Cepton and publicly available information, and portions of the information set forth herein or relied upon may be based upon certain statements, estimates, projections, and forecasts provided by management of Cepton with respect to the anticipated future performance of Cepton, including but not limited to financial projections and estimates of net operating loss benefits and forecasts of future utilization of the same . We have relied upon and assumed the accuracy and completeness and have not independently verified such information . With respect to any such estimated or forecasted information relied upon or used in our analyses, we have relied upon the assurances of Cepton that such information has been prepared on a reasonable basis in accordance with industry practice and reflects the best currently available estimates and judgments of management as to such future performance or utilization, and we assume no responsibility for and express no view as to any such estimates or forecasts or the assumptions on which they are based . We have not conducted any independent valuation or appraisal of any of the assets or liabilities of Cepton or concerning the solvency or appraised or fair value of Cepton, and we have not been furnished with any such valuation or appraisal . The information set forth herein is based upon economic, market, and other conditions as they exist on, and the information made available to us as of, the date hereof unless indicated otherwise . Although subsequent developments may affect the materials, Craig - Hallum is under no obligation to update, revise or reaffirm the materials . The materials do not address the underlying business decision of the Special Committee of Cepton or any other party to proceed with the proposed transaction, or the relative merits of the transaction as compared to any alternative transactions that might exist for Cepton . The materials do not constitute any opinion, nor do the materials constitute a recommendation to the Special Committee of Cepton, any Unaffiliated Stockholder of Cepton or any other person as to how to act or vote with respect to any matter relating to the transaction or whether to buy or sell any assets or securities of any company . The only opinion, if any, of Craig - Hallum is the opinion that is actually delivered to the Special Committee of Cepton in writing . The preparation of the materials was a complex process involving quantitative and qualitative judgments and determinations with respect to financial, comparative and other analytic methods and the adaptation and application of these methods to the unique facts and circumstances presented and are not readily susceptible to partial analysis or summary description . Craig - Hallum did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor . The analyses contained in the materials must be considered as a whole and selecting portions of the analyses, analytic methods and factors without considering all analyses and factors could create a misleading or incomplete view . The materials reflect judgments and assumptions with regard to industry performance, general business, economic, regulatory, market and financial conditions and other matters, many of which are beyond the control of the participants in the proposed transaction . Any estimates of value contained in the materials are not necessarily indicative of actual value or predictive of future results or values, which may be significantly more or less favorable . In addition, any analyses relating to the value of assets, businesses or securities are not appraisals and may not reflect the prices at which any assets, businesses or securities may actually be sold . Capitalized terms used but not otherwise defined in this presentation have the meanings ascribed to them in the Agreement and Plan of Merger dated July 29 , 2024 provided to Craig - Hallum on July 26 , 2024 by and among Parent, Cepton, and Merger Sub (the “Merger Agreement”) . 2

Table of Contents I. Introduction and Overview of the Proposed Transaction 4 II. Scope of Analysis and Company Financial Overview 8 III. Valuation Analysis 21 Appendices A. Selected Public Company Descriptions B. Weighted Average Cost of Capital 21 24 3

Private & Confidential I. Introduction and Overview of the Proposed Transaction

Engagement ▪ Craig - Hallum was retained by Cepton to provide an opinion to the Special Committee of the Board of Directors of the Company as to the fairness to the Company’s stockholders other than Parent, Merger Sub or any of their respective Affiliates or the Rolling Stockholders (such other stockholders, the “Unaffiliated Stockholders”), from a financial point of view, of the Proposed Transaction, as defined below. In performing its analysis, Craig - Hallum reviewed the Merger Agreement, dated July 29, 2024 provided to Craig - Hallum on July 26, 2024. ▪ Craig - Hallum has been advised that Cepton, Inc., a Delaware corporation (the “Company” or “Cepton”), KOITO MANUFACTURING CO . , LTD . , a corporation organized under the laws of Japan (the “Parent”) and Project Camaro Merger Sub, Inc . , a Delaware corporation and an indirectly wholly owned subsidiary of Parent (the “Merger Sub”), propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Company, Parent, and Merger Sub, the agreed form of which Craig - Hallum has reviewed is dated July 29 , 2024 . ▪ The per share price offered to Unaffiliated Stockholders (the “Offer Price”) and the Merger are referred to together as the “Proposed Transaction” the terms and conditions of the Proposed Transaction are more fully set forth in the Merger Agreement. ▪ This opinion addresses solely the fairness, from a financial point of view, to the Unaffiliated Stockholders of the Company of the proposed per share Offer Price communicated to Craig - Hallum and that Craig - Hallum has been advised will be set forth in the final Merger Agreement and does not address any other terms or agreement relating to the Proposed Transaction or any other terms of the Merger Agreement. ▪ Craig - Hallum was not requested to opine as to, and this opinion does not address, the basic business decision to proceed with or effect the Proposed Transaction, the merits of the Proposed Transaction relative to any alternative transaction or business strategy that may be available to the Company, or any other terms contemplated by the Merger Agreement. ▪ This opinion relates solely to the per share Offer Price payable to the Unaffiliated Stockholders of the Company, Craig - Hallum did not analyze any class of securities separately, and Craig - Hallum does not express any opinion regarding the consideration allocated or paid to any specific class of securities or to any individual stockholders. ▪ Furthermore, Craig - Hallum expresses no opinion with respect to the amount or nature of compensation to any officer, director, or employee of any party to the Proposed Transaction, or any class of such persons, relative to the compensation to be received by holders of the Company common stock in the Proposed Transaction or with respect to the fairness of any such compensation. 5 Source: Merger Agreement and Cepton management

Overview of the Companies

Cepton, Inc. ("Cepton")

- **Cepton, Inc.,** is focused on the deployment of high performance, mass-market lidar solutions to deliver safety and autonomy across the automotive and smart infrastructure markets. Cepton's technology design approach has been to achieve a highly competitive performance to price ratio, and in result of doing so, has developed a 905nm wavelength laser with direct time of flight detection and micro motion imaging technology that allows for both long-range and short-range lidar solutions. Cepton's solutions allow customers to enable safety and autonomy applications across a broad range of end-markets, including its primary end market, advanced driver assistance systems ("ADAS") in consumer and commercial vehicles.
- **Headquarters:** San Jose, California
- **2024E Revenue:** $28.2 million[1]
- **2025E Revenue:** $41.2 million[1]

KOITO MANUFACTURING CO., LTD. ("Koito")

- **KOITO MANUFACTURING CO., LTD.,** is a leading automotive lighting equipment provider. Koito provides automotive lighting products and accessories, including LED, discharge, and halogen headlamps, as well as fog lamps; and signaling lamps/other lighting products comprising LED rear combination, side turn signal, and high-mounted stop lamps. Within its growth strategy, Koito is promoting the combined development of its lighting technologies with advanced lidar technologies.
- **Headquarters:** Tokyo, Japan
- **Market Cap:** $4.5 billion[2]
- **LTM Revenue:** $6.0 billion[2]
- **LTM Net Income:** $259.8 million[2]

Source:
(1) Estimates provided by Cepton management
(2) S&P Capital IQ as of 7/19/2024, LTM data as of 3/31/2024; metrics translated into USD at an exchange rate of 0.006354451 USD/JPY per S&P Capital IQ

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Proposed Transaction Summary – Consideration ▪ As a part of the Proposed Transaction, Parent will pay $3.17 per share in cash to Unaffiliated Stockholders 7 Consideration Multiples Source: Merger Agreement & Cepton financials provided by and approved for use by Cepton management (1) Latest capitalization table provided by the Company management, calculated using the treasury stock method based on the per share merger consideration, including both Koito shares and Rolling Stockholder shares (2) Current cash as of 6/30/2023 provided by Cepton management on 7/25/2024 (3) Current liquidation value of convertible preferred stock outstanding as of 6/30/2023 provided by Cepton management on 7/9/2024 Estimates CPTN Management Revenue $3.17 Offer Price per Share $28.2 2024E Revenue 17.7 Shares Outstanding 1 $41.2 2025E Revenue $56.0 Cepton Implied Equity Value $ in millio ns, expect per share figures Less: Cash and Equivalents, Restricted Cash 2 $57.3 $12.3 2024E Gross Profit $106.3 Plus: Debt 3 $17.4 2025E Gross Profit $105.0 Cepton Implied Enterprise Value Implied Enterprise Value / 2024E Revenue Implied Enterprise Value / 2025E Revenue 3.7x 2.5x Implied Enterprise Value / 2024E Gross Profit Implied Enterprise Value / 2025E Gross Profit 8.5x 6.0x Summary of Financial Terms of Proposed Transaction Implied Transaction Multiples Cepton Financial Metrics CPTN Management Gross Profit Estimates

Private & Confidential II. Scope of Analysis and Company Financial Overview

Scope of Analysis ▪ Craig - Hallum has made such reviews, analyses, and inquiries as it has deemed necessary or appropriate under the circumstances and has also considered general economic, market, and financial conditions in its assessment ▪ Craig - Hallum’s procedures, investigations, and financial analyses with respect to the preparation of its analyses included, but were not limited to, the items summarized below: 1. Reviewed the following documents: ▪ The Company’s audited annual financial statements for the years ended December 31 , 2021 , 2022 , and 2023 ; the Company’s unaudited interim financial statements for the three months ended March 31 , 2024 ; and the Company’s preliminary unaudited interim financial statements for the three months ended June 30 , 2024 ▪ A detailed financial projection model for the years ending December 31 , 2024 through 2028 , provided to Craig - Hallum by management of the Company on July 23 , 2024 ▪ Other internal documents, including the data room documents prepared by the Company and its advisors, relating to the history, past and current operations, financial conditions, and expected outlook of the Company, provided to Craig - Hallum by management of the Company and its advisors ▪ Documents related to the Proposed Transaction, including the Merger Agreement ▪ Estimates, projections and documents regarding Net Operating Loss carryforwards; ▪ Various press releases, internal presentation and marketing materials prepared by the management of the Company, industry and market reports, research reports and white papers 2. Discussed the information above with members of the management of the Company and had discussions concerning the information referred to above and the background and other elements of the Proposed Transaction, the financial condition, current operating results, and business outlook for the Company ; 3. Performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques including an analysis of comparable public companies that Craig - Hallum deemed relevant, a review of publicly available information for selected M&A transactions to determine the premiums (or discounts) paid over recent trading prices prior to announcement of the transaction, and a discounted cash flow analysis ; and 4. Conducted such other analysis and considered such other factors as Craig - Hallum deemed necessary or appropriate 9

Company Summary Financial Performance 10 (1) 2021, 2022, 2023 year end financials from annual SEC filings (2) 2024 - 2028 estimates approved and provided by Cepton management Actual (1) Projected (2) ($ in 000s) 2021A 2022A 2023A 2024E 2025E 2026E 2027E 2028E LiDAR Revenue Development Revenue $2,919 $1,583 $5,616 $1,810 $10,270 $2,786 $6,759 $21,400 $11,846 $29,360 $26,341 $6,000 $71,343 $3,000 $155,234 $6,000 Total Revenue $4,502 $7,426 $13,056 $28,159 $41,206 $32,341 $74,343 $161,234 Total COGS $4,394 $7,232 $9,506 $15,858 $23,765 $22,879 $51,235 $110,845 Total Gross Profit % Margin $108 2.4% $194 2.6% $3,550 27.2% $12,301 43.7% $17,442 42.3% $9,462 29.3% $23,108 31.1% $50,389 31.3% Total Operating Expenses $38,444 $61,642 $54,253 $29,211 $27,266 $42,103 $48,687 $48,385 Operating Income ($38,336) ($61,448) ($50,703) ($16,910) ($9,824) ($32,642) ($25,579) $2,004

Company Summary Balance Sheet

($ in 000s)	Actual[(1)] 2021A	2022A	2023A	Projected[(2)] 2024E	2025E	2026E	2027E	2028E
Cash & short-term investments	$6,490	$35,656	$56,375	$48,599	$40,944	$12,405	$29,883	$23,494
Accounts receivable, net	$500	$1,301	$3,625	$4,224	$6,181	$3,234	$7,434	$12,093
Inventories, net	$2,523	$2,985	$2,396	$1,516	$2,695	$4,953	$12,411	$21,547
Prepaid expense and other current assets	$6,998	$6,151	$1,253	$1,357	$1,357	$1,434	$1,507	$1,605
Total Current Assets	**$16,511**	**$46,093**	**$63,649**	**$55,696**	**$51,177**	**$22,027**	**$51,235**	**$58,738**
Property and equipment, net	$480	$982	$1,450	$1,160	$1,612	$1,739	$2,493	$4,224
Right-of-use assets	$0	$121	$0	$10,038	$10,038	$10,038	$10,038	$10,038
Other long-term assets	$293	$3,120	$11,350	$1,312	$1,312	$1,312	$1,312	$1,312
Total Assets	**$17,284**	**$50,316**	**$76,449**	**$68,206**	**$64,139**	**$35,116**	**$65,079**	**$74,312**
Accounts payable	$2,547	$1,979	$1,128	$1,186	$710	$684	$1,534	$3,322
Operating lease liabilities	$0	$211	$1,875	$1,875	$1,875	$1,875	$1,875	$1,875
Accrued expenses	$2,777	$2,265	$4,066	$1,724	$1,828	$2,069	$2,247	$2,236
Short-term debt	$0	$42,587	$0	$0	$0	$0	$0	$0
Total Current Liabilities	**$5,324**	**$47,042**	**$7,069**	**$4,785**	**$4,413**	**$4,629**	**$5,657**	**$7,433**
Warrant liabilities	$0	$440	$43	$43	$43	$43	$0	$0
Earnout liabilities	$0	$920	$93	$93	$0	$0	$0	$0
Other long-term liabilities	$23	$281	$8,720	$8,514	$8,224	$7,938	$7,613	$7,921
Total Liabilities	**$5,347**	**$48,683**	**$15,925**	**$13,435**	**$12,680**	**$12,610**	**$13,270**	**$15,354**
Commitments & Contingencies and Stockholders Equity	**$11,937**	**$1,633**	**$60,524**	**$54,771**	**$51,459**	**$22,506**	**$51,808**	**$58,958**
Total Liabilities, Commitments & Contingencies, and Stockholders Equity	**$17,284**	**$50,316**	**$76,449**	**$68,206**	**$64,139**	**$35,116**	**$65,079**	**$74,312**

(1) 2021, 2022, 2023 year end financials from annual SEC filings
(2) 2024-2028 estimates approved and provided by Cepton management

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Private & Confidential III. Valuation Analysis

Summary Valuation Observations

Implied Cepton Valuation Ranges

Comparable Public Companies	Target Metric Million (USD)	EV/ Multiples					Implied Enterprise Value ($ millions)					Implied Share Price				
		Low	25th Percentile	Median	75th Percentile	High	Low	25th Percentile	Median	75th Percentile	High	Low	25th Percentile	Median	75th Percentile	High
2024E Revenue	$28.2	0.7 x	1.7 x	4.8 x	9.8 x	19.7 x	$19.1	$49.0	$134.0	$275.5	$555.0	NM	NM	$4.81	$12.81	$28.63
2025E Revenue	$41.2	0.2 x	0.8 x	2.4 x	4.1 x	5.5 x	$6.3	$32.8	$97.5	$169.1	$227.1	NM	NM	$2.75	$6.80	$10.08
2024E Gross Profit	$12.3	2.2 x	4.8 x	7.4 x	10.1 x	12.7 x	$26.5	$59.0	$91.5	$124.0	$156.5	NM	$0.57	$2.40	$4.24	$6.08
2025E Gross Profit	$17.4	1.0 x	3.1 x	9.2 x	13.4 x	25.8 x	$17.6	$54.0	$161.1	$233.6	$449.6	NM	$0.28	$6.34	$10.44	$22.67
Premiums Paid																
Premiums Paid 1-Day	$2.53	-4.3%	24.0%	43.6%	57.4%	151.6%	$91.8	$104.5	$113.2	$119.4	$161.5	$2.42	$3.14	$3.63	$3.98	$6.37
Premiums Paid 1-Week	$2.59	-3.4%	23.2%	44.5%	60.8%	172.6%	$93.2	$105.4	$115.2	$122.6	$173.8	$2.50	$3.19	$3.74	$4.16	$7.06
Premiums Paid 1-Month	$2.52	-4.6%	20.2%	41.0%	67.0%	214.3%	$91.5	$102.6	$111.8	$123.4	$189.0	$2.40	$3.03	$3.55	$4.21	$7.92
Discounted Cash Flow																
Terminal Revenue							$22.8	$58.4	$100.7	$150.7	$209.9	NM	$0.68	$3.10	$5.97	$9.39

"NM" (Not Meaningful) datapoints reflect negative implied share prices

Source: *S&P Capital IQ, Bloomberg, and SEC filings as of 7/26/2024*
Target metrics based on the Company financials provided by and approved for use by Cepton management
Implied enterprise value and implied share prices are based on 17.7 million fully diluted shares outstanding, $106.3 million of debt, and $57.3 million of cash and equivalents and restricted cash

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Summary Valuation Observations – Enterprise Value ▪ The green bars represent the 25th to 75th percentile for each of the respective valuation methodologies C OMPARABLE P UBLIC C OMPANIES P REMIUMS P AID 14 Revenue 2024E 2025E Gross Profit 2024E 2025E DCF Rev. 1 - Day 1 - Month 1 - Week Source: S&P Capital IQ, Bloomberg, and SEC filings as of 7/26/2024 Target metrics based on the Company financials provided by and approved for use by Cepton management Implied enterprise value and implied share prices are based on 17.7 million fully diluted shares outstanding, $106.3 million of debt, and $57.3 million of cash and equivalents and restricted cash $19.1 $6.3 $26.5 $17.6 $91.8 $93.2 $91.5 $22.8 $227.1 $156.5 $449.6 $161.5 $173.8 $189.0 $209.9 $600 $555.0 $500 $0 $100 $200 $300 $400 Implied Enterprise Value Corresponding to $3.17 Koito Offer Price

Comparable Public Company Analysis and Methodology Overview ▪ The Comparable Public Company Analysis reviews securities of publicly - traded companies deemed to be comparable to the Company, share pricing in the public market incorporates a wide range of factors including general economic conditions, interest rates, inflation and investor perceptions Selection Process Our search focused on public companies with the following characteristics: ▪ LiDAR technology companies ▪ Similar product and service offering to the Company ▪ Companies listed on Major US Exchanges ▪ Companies with similar attributes to the Company’s business The search yielded the following results: 15 – Aeva Technologies, Inc. – Aeye, Inc. – Hesai Group – Innoviz Technologies Ltd – Luminar Technologies, Inc. – Microvision, Inc. – Ouster, Inc. LiDAR Companies

Selected Comparable Public Companies Analysis

COMPARABLE COMPANY ANALYSIS

$ in millions, except per share data					2024E Multiples		2025E Multiples	
Company	**Ticker**	**Stock Price**	**Market Cap**	**Enterprise Value**	**Revenue**	**Gross Profit**	**Revenue**	**Gross Profit**
Luminar Technologies, Inc.	LAZR	$1.69	$825.4	$1,223.4	11.4x	NA	5.5x	25.8x
Ouster, Inc.	OUST	$13.96	$688.3	$544.2	4.7x	12.7x	3.1x	8.0x
Hesai Group	HSAI	$4.58	$606.2	$281.1	0.8x	2.2x	0.5x	1.5x
MicroVision, Inc.	MVIS	$1.12	$241.8	$166.7	19.7x	NM	4.4x	10.5x
Aeva Technologies, Inc.	AEVA	$3.66	$222.5	$33.2	4.9x	NA	1.7x	14.4x
Innoviz Technologies Ltd.	INVZ	$0.85	$151.1	$20.2	0.7x	NA	0.2x	1.0x
AEye, Inc.	LIDR	$1.51	$12.6	($20.7)	NM	NA	NM	NA
	High		$825.4	$1,223.4	19.7x	12.7x	5.5x	25.8x
	75th Percentile		$647.2	$412.7	9.8x	10.1x	4.1x	13.4x
	Median		$241.8	$166.7	4.8x	7.4x	2.4x	9.2x
	25th Percentile		$186.8	$26.7	1.7x	4.8x	0.8x	3.1x
	Low		$12.6	-$20.7	0.7x	2.2x	0.2x	1.0x

FINANCIAL ESTIMATES SUMMARY

$ in millions, except per share data		2024E	2025E	2024E	2025E	2024E	2025E	2024E - 2025E
Company	**Ticker**	**Revenue**	**Revenue**	**Gross Profit**	**Gross Profit**	**Gross Margin**	**Gross Margin**	**Rev. Growth**
Luminar Technologies, Inc.	LAZR	$107.1	$222.0	NA	$47.5	NA	21%	107.3%
Ouster, Inc.	OUST	$116.7	$176.5	$42.8	$68.3	37%	39%	51.3%
Hesai Group	HSAI	$368.3	$551.1	$130.2	$191.0	35%	35%	49.6%
MicroVision, Inc.	MVIS	$8.5	$37.5	$1.5	$15.9	17%	42%	343.5%
Aeva Technologies, Inc.	AEVA	$6.8	$20.1	NA	$2.3	NA	12%	193.8%
Innoviz Technologies Ltd.	INVZ	$29.8	$131.8	NA	$20.0	NA	15%	342.8%
AEye, Inc.	LIDR	$1.6	$5.5	NA	$0.0	NA	0%	243.8%
High		$368.3	$551.1	$130.2	$191.0	37%	42%	343%
75th Percentile		$111.9	$199.2	$86.5	$57.9	36%	37%	293%
Median		$29.8	$131.8	$42.8	$20.0	35%	21%	194%
25th Percentile		$7.6	$28.8	$22.1	$9.1	26%	13%	79%
Low		$1.6	$5.5	$1.5	$0.0	17%	0%	50%

Source: *SEC filings, financial estimates and stock price based on S&P Capital IQ, enterprise values based on TSM diluted shares outstanding, as of 7/26/2024*
"NM" (Not Meaningful) datapoints reflect negative multiples, any revenue multiples >25x, and any gross profit multiples >50x
"NA" (Not Applicable) datapoints reflect multiples in which consensus estimates are not available

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M&A Premiums Paid Analysis - Methodology ▪ Screening criteria: ▪ Deals completed or those announced but have not closed since January 1, 2021 in the United States and Canada ▪ Deals that were 100% cash transactions acquiring greater than 50% of the target company ▪ Transaction value ranging from $20 million to $250 million ▪ Includes only technology company transactions ▪ 30 total transactions in analysis 17 Source : S&P Capital IQ as of 7/26/2024 (1) Represents premium to Cepton closing price in respective time periods for the current $3.17 offer price (2) Represents 1 Day, 1 Week, and 1 Month Spot Premium prior to Current Stock Price as of 7/26/2024 Premiums Paid – Current (7/26/2024) 1 214.3% 172.6% 151.6% High 67.0% 60.8% 57.4% 75th Percentile 41.0% 44.5% 43.6% Median 20.2% 23.2% 24.0% 25th Percentile (4.6%) (3.4%) (4.3%) Low $2.52 6/26/2024 $2.59 7/19/2024 $2.53 7/26/2024 Cepton Closing Share Price Date 25.8% 22.4% 25.3% $3.17 Corresponding Premium 2 Implied Price Per Share $7.92 $7.06 $6.37 High $4.21 $4.16 $3.98 75th Percentile $3.55 $3.74 $3.63 Median $3.03 $3.19 $3.14 25th Percentile $2.40 $2.50 $2.42 Low Premiums Paid Analysis 1 - Day 1 - Week 1 - Month Share price shown in USDs 1 - Day 1 - Week 1 - Month

DCF Analysis – Methodology and Key Assumptions ▪ Discounted Cash Flow Methodology: ▪ Craig - Hallum performed a discounted cash flow (“DCF”) analysis of the projected unlevered free cash flows ▪ The DCF method is predicated on the concept that the value of a business is equal to the present value of the unlevered free cash flow earned during the forecast period plus the value at the end of that period, referred to as the terminal value ▪ Unlevered free cash flow is defined as cash generated by the business that is available to either reinvest or to distribute to security holders (net operating profit after tax plus stock - based compensation, plus expected net proceeds from Koito claim reimbursement, plus depreciation & amortization, less capital expenditures, less increase in net working capital) ▪ The discount rate is equivalent to the rate of return that security holders could expect to realize on alternative investment opportunities with similar risk profiles ▪ Craig - Hallum notes that the Company has approximately $ 51 million of net operating losses under state tax law and $ 167 million of net operating losses under federal tax law for the year ended December 31 , 2023 1 . We have assumed without further analysis that the NOLs will be fully available to offset future profits ▪ Craig - Hallum notes that the Company estimates its reimbursement claim to Koito for the General Motors project will result in approximately $ 20 million of gross proceeds to the Company and estimates related payments by the Company to its suppliers of approximately $ 2 . 2 million, both expected to occur in 2024 2 . As a result, we have assumed the Company receives net proceeds of approximately $ 17 . 8 million in 2024 ▪ Discounted Cash Flow Key Assumptions: ▪ At the request of the Company, Craig - Hallum utilized and relied upon projections provided by Company management on July 23 , 2024 for the fiscal years ending 2024 - 2028 . Craig - Hallum also discussed the projections with the Company management, reviewed the Company’s historical performance, and reviewed other factors to develop the DCF analysis . Projections assume an equity financing in 2027 E of $ 50 million in net proceeds ▪ Beyond the projection period, Craig - Hallum estimated the “terminal value” using a range of multiples for revenue ( 1 . 0 x to 3 . 0 x) ▪ Craig - Hallum discounted the resulting free cash flows and terminal value using a weighted average cost of capital range of 15 . 4 % to 25 . 4% , derived from the weighted average cost of capital of Cepton (see page 25 for additional detail) ▪ At the Company’s request, Craig - Hallum assumed a transaction date of July 28, 2024 for the purposes of our DCF analysis 18 Source : (1) Management approved estimates for the year ended December, 31 2023 provided to Craig - Hallum on 2/15/2024 (2) Management approved payments and expenses of the Koito claim provided to Craig - Hallum on 7/23/2024

Discounted Cash Flow Analysis – Summary & Sensitivity 19 Financials provided by and approved for use by Cepton management (1) Assumes transaction date of 7/28/2024 (2) Assumes 21.0% federal tax rate and 8.8% state tax rate, per Cepton (3) “NOPAT” defined as net operating profit after taxes (4) As provided by and approved for use by Cepton management; Net Working Capital defined as the sum of Accounts Receivable, Inventory and Prepaid Expenses, less Accounts Payable and Accrued Expenses (5) Debt includes liquidation value of convertible preferred stock $ in millions 2028P 2027P 2026P 2025P 2024P 1 $2.0 ($25.6) ($32.6) ($9.8) ($16.9) Operating Profit ($0.6) $0.0 $0.0 $0.0 $0.0 Less: Taxes @ 29.8% 2 $1.4 ($25.6) ($32.6) ($9.8) ($16.9) NOPAT 3 $1.2 $0.7 $0.5 $0.4 $0.3 Plus: D&A $5.6 $4.6 $3.3 $5.1 $5.2 Plus: Stock - Based Compensation - - - - $17.8 Plus: Koito Claim ($2.9) ($1.5) ($0.6) ($0.8) $0.0 Less: CapEx ($12.1) ($10.7) $0.8 ($3.5) ($2.1) Less: ∆ Net Working Capital 4 ($6.8) ($32.4) ($28.7) ($8.7) $4.3 Unlevered Free Cash Flow ($41.1) Discount @ 20.4% $141.8 PV of TV Revenue @ 2.0x $100.7 Implied Enterprise Value $57.3 Plus: Cash & Equivalents, Restricted Cash $106.3 Less: Debt 5 $51.7 Implied Equity Value 17.7 Fully Diluted Shares Outstanding $2.92 Equity Value per Share $0.18 Plus: NOL Impact $3.10 Equity Value per Share 3.00x 2.50x 2.00x 1.50x 1.00x 3.00x 2.50x 2.00x 1.50x 1.00x $9.39 $6.97 $4.55 $2.13 - $0.29 15.4% $209.9 $167.1 $124.3 $81.6 $38.8 15.4% $8.17 $5.97 $3.77 $1.57 - $0.63 17.9% C $189.6 $150.7 $111.8 $72.9 $34.0 17.9% $7.11 $5.10 $3.10 $1.09 - $0.91 20.4% A C $171.6 $136.1 $100.7 $65.2 $29.8 20.4% $6.17 $4.34 $2.51 $0.68 - $1.15 22.9% W $155.5 $123.2 $90.8 $58.4 $26.1 22.9% $5.34 $3.66 $1.99 $0.31 - $1.36 25.4% $141.2 $111.6 $82.0 $52.4 $22.8 25.4% Implied Enterprise Value Terminal Revenue Multiple WACC Implied Stock Price Terminal Revenue Multiple

Accumulated Net Operating Losses (“NOL”) Valuation 20 Source : NOL balances provided by Cepton management Federal and state tax rates of 21.0% and 8.8%, respectively, provided by management, Craig - Hallum did not provide any calculation or analysis regarding the valuation or availability of the NOLs nor the annual benefit limitation, to which was 80% of annual EBIT as provided by management EBIT growth estimate of 9% annually from 2029 - 2033, 3% annually 2034 - 2038, and 2% annual 2039 and on; and other income (expense) provided by Cepton management on 2/15/2024 and assumes a transaction date of 7/28/2024 Federal NOLs utilized State NOLs utilized $240.0 Present value of utilized federal NOLs Present value of utilized state NOLs Total present value of NOLs Total present value of NOLs per share $2.21 $126.6 $0.92 $3.13 $0.18 In millions EBIT 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 $ (16.9) $ (9.8) $ (32.6) $ (25.6) $ 2.0 $ 2.2 $ 2.4 $ 2.6 $ 2.8 $ 3.1 $ 3.2 $ 3.3 $ 3.4 $ 3.5 $ 3.6 $ 3.6 $ 3.7 6.2 1.7 0.8 0.6 1.0 1.5 1.5 3.0 3.0 3.0 3.0 3.0 3.0 3.0 3.0 3.0 3.0 (10.7) (8.1) (31.8) (25.0) 3.0 3.7 3.9 5.6 5.8 6.1 6.2 6.3 6.4 6.5 6.6 6.6 6.7 - - - - 0.6 0.8 0.8 1.2 1.2 1.3 1.3 1.3 1.3 1.4 1.4 1.4 1.4 - - - - 0.3 0.3 0.3 0.5 0.5 0.5 0.5 0.6 0.6 0.6 0.6 0.6 0.6 Total other income (expense) EBT Federal Tax (21.0%) State Tax (8.8%) NOL Analysis Federal Beginning Bal. Federal Offset Federal NOLs set to Expire Federal Remaining Taxes Shielded PV of Taxes Shielded (WACC @ 21%) $ 166.8 $ 177.6 $ 185.7 $ 217.6 $ 242.5 $ 240.1 $ 237.2 $ 234.1 $ 229.6 $ 224.9 $ 220.1 $ 215.1 $ 210.1 $ 205.0 $ 197.3 $ 192.1 $ 186.8 - - - - 2.4 2.9 3.1 4.5 4.7 4.9 4.9 5.0 5.1 5.2 5.3 5.3 5.4 - - - - - - - - - - - - - 7.7 - - - 177.6 185.7 217.6 242.5 240.1 237.2 234.1 229.6 224.9 220.1 215.1 210.1 205.0 197.3 192.1 186.8 181.4 - - - - 0.5 0.6 0.7 0.9 1.0 1.0 1.0 1.1 1.1 1.1 1.1 1.1 1.1 - - - - 0.2 0.2 0.2 0.2 0.2 0.2 0.1 0.1 0.1 0.1 0.1 0.1 0.1 State Beginning Bal. State Offset State Remaining Taxes Shielded PV of Taxes Shielded (WACC @ 21%) $ 50.9 $ 61.7 $ 69.8 $ 101.7 $ 126.6 $ 124.2 $ 121.3 $ 118.2 $ 113.7 $ 109.0 $ 104.2 $ 99.2 $ 94.2 $ 89.1 $ 83.9 $ 78.7 $ 73.3 - - - - 2.4 2.9 3.1 4.5 4.7 4.9 4.9 5.0 5.1 5.2 5.3 5.3 5.4 61.7 69.8 101.7 126.6 124.2 121.3 118.2 113.7 109.0 104.2 99.2 94.2 89.1 83.9 78.7 73.3 68.0 - - - - 0.2 0.3 0.3 0.4 0.4 0.4 0.4 0.4 0.5 0.5 0.5 0.5 0.5 - - - - 0.1 0.1 0.1 0.1 0.1 0.1 0.1 0.1 0.0 0.0 0.0 0.0 0.0 9.6 9.5 9.3 9.2 9.1 2.0 2.0 2.0 1.9 1.9 0.8 0.8 0.8 0.8 0.8 $126.6 - - - - - - - - - - - - - - - - - - - - $0.92 2065 2066 2067 2068 2069 $ 6.1 $ 6.2 $ 6.3 $ 6.5 $ 6.6 3.0 3.0 3.0 3.0 3.0 9.3 $ 1.8 7.6 1.8 $240.0 - - 1.8 - 1.6 0.4 $ 31.5 $ 24.2 $ 16.8 $ 7.3 7.4 7.5 - - - 24.2 16.8 9.3 1.5 1.5 1.6 0.0 0.0 0.0 0.0 0.0 2.2 $ - $ - $ - $ - $ -

Private & Confidential Appendix A: Selected Public Company Descriptions

Comparable Public Companies – Descriptions

Company	Business Description
AEVA	Aeva Technologies, Inc. designs 4D LiDAR-on-chips in the United States, Thailand, Europe, the Middle East, and Asia. The company develops its products using frequency modulated continuous wave sensing technology. It offers 4D LiDAR sensing system with embedded software for automotive, industrial, and security applications; and a silicon photonics engine and software algorithms for industrial automation and consumer device applications. The company was founded in 2017 and is based in Mountain View, California.
AEYE	AEye, Inc., together with its subsidiaries, provides lidar systems for vehicle autonomy, advanced driver-assistance systems, and robotic vision applications in the United States, Germany, Europe, and Asia. It offers 4Sight A, a software-configurable lidar solution for automotive markets, including 4Sight at Design, Triggered 4Sight, or Responsive 4Sight software levels; and 4Sight M, a software-configurable lidar solution for the mobility and industrial markets, including 4Sight at Design, Triggered 4Sight, Responsive 4Sight, and Predictive 4Sight software levels. The company was formerly known as US LADAR, Inc. and changed its name to AEye, Inc. in March 2016. AEye, Inc. was founded in 2013 and is headquartered in Dublin, California.
HESAI	Hesai Group, through with its subsidiaries, engages in the development, manufacture, and sale of three-dimensional light detection and ranging solutions (LiDAR). Its LiDAR products are used in passenger and commercial vehicles with advanced driver assistance systems; autonomous passenger and freight mobility services; and other applications, such as delivery robots, street sweeping robots, and logistics robots in restricted areas. Hesai Group was founded in 2014 and is based in Shanghai, China.
INNOVIZ™ TECHNOLOGIES	Innoviz Technologies Ltd. designs and manufactures solid-state LiDAR sensors and develops perception software that enables the mass production of autonomous vehicles. The company manufactures InnovizOne, a solid-state LiDAR sensor designed for automakers and robotaxi, shuttle, trucking, and delivery companies requiring an automotive-grade and mass-producible solution to achieve autonomy. Its automotive-grade sensor is integrable into Level 3 through 5 autonomous vehicles for the safety of passengers and pedestrians. The company also provides InnovizTwo, an automotive-grade LiDAR sensor that offers a solution for all levels of autonomous driving, as well as an option to integrate the perception application in the LiDAR sensor; Innoviz360, a 360-degree LiDAR for automotive and non-automotive applications; and perception application, a software application that turns the InnovizOne LiDAR's raw point cloud data into perception outputs to provide scene perception and deliver an automotive-grade ASIL B(D) solution. It operates in Europe, Asia Pacific, the Middle East, Africa, and North America. The company was incorporated in 2016 and is headquartered in Rosh HaAyin, Israel.

***Source**: S&P Capital IQ, SEC filings, Comparable Public Company websites*

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Comparable Public Companies – Descriptions

Company	Business Description
LUMINAR	Luminar Technologies, Inc., an automotive technology company, provides sensor technologies and software for passenger cars and commercial trucks in North America, the Asia Pacific, Europe, and the Middle East. It operates in two segments, Autonomy Solutions and Advanced Technologies and Services. The Autonomy Solutions segment designs, manufactures, and sells laser imaging, detection, and ranging sensors or lidars, as well as related perception and autonomy software solutions primarily for original equipment manufacturers in the automobile, commercial vehicle, robo-taxi, and adjacent industries. The Advanced Technologies and Services segment develops application-specific integrated circuits, pixel-based sensors, and advanced lasers. This segment also designs, tests, and provides consulting services for non-standard integrated circuits for use in automobile and aeronautics sector, as well as government spending in military and defense activities. The company was founded in 2012 and is headquartered in Orlando, Florida.
MicroVision	MicroVision, Inc. develops and sells lidar sensors used in automotive safety and autonomous driving applications. Its laser beam scanning technology is based on micro-electrical mechanical systems (MEMS), laser diodes, opto-mechanics, electronics, algorithms, and software. In the recent past, Microvision developed micro-display concepts and designs for use in head-mounted augmented reality, or AR, headsets and developed a 1440i MEMS module supporting AR headsets. Microvision also developed an interactive display solution targeted at the smart speakers market and a small consumer lidar sensor for use indoors with smart home systems. MicroVision, Inc. was founded in 1993 and is headquartered in Redmond, Washington.
OUSTER™	Ouster, Inc. designs and manufactures high-resolution digital lidar sensors and enabling software that offers 3D vision to machinery, vehicles, robots, and fixed infrastructure assets. Its product portfolio includes OS, a scanning sensor; and DF, a solid-state flash sensor. The company is based in San Francisco, California.

***Source**: S&P Capital IQ, SEC filings, Comparable Public Company websites*

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Private & Confidential Appendix B: Weighted Average Cost of Capital

Weighted Average Cost of Capital Calculation

WACC CALCULATION

($ in millions)

	Comparable Public Companies						
	Luminar Technologies,	Hesai Group	Ouster, Inc.	MicroVision, Inc.	va Technologies,	viz Technologies I	AEye, Inc.
	LAZR	HSAI	OUST	MVIS	AEVA	INVZ	LIDR
Observed (Levered Beta) (a)	2.73	1.54	2.97	1.94	2.25	2.39	2.05
Adjusted Beta (b)	2.16	1.36	2.32	1.62	1.84	1.93	1.70
Total Debt	**$625**	**$71**	**$45**	**$0**	**$0**	**$0**	**$0**
Market Value of Equity	**$825**	**$606**	**$688**	**$242**	**$223**	**$151**	**$13**
Total Capitalization	**$1,450**	**$677**	**$734**	**$242**	**$223**	**$151**	**$13**
Total Debt to Equity Ratio	75.7%	11.8%	6.6%	--	--	--	--
Total Debt / Total Capitalization	43.1%	10.5%	6.2%	--	--	--	--
Equity / Total Capitalization	56.9%	89.5%	93.8%	100.0%	100.0%	100.0%	100.0%
Assumed Tax Rate	29.8%	29.8%	29.8%	29.8%	29.8%	29.8%	29.8%
Unlevered Beta (c)	**1.41**	**1.26**	**2.21**	**1.62**	**1.84**	**1.93**	**1.70**

Cost of Equity - Capital Asset Pricing Model	
Risk Free Rate (20-Year Treasury) (d)	4.3%
Market Risk Premium (e)	5.0%
Size Premium (f)	7.6%
Median Debt / Equity Ratio	0.0%
Median Unlevered Beta	1.70
Levered Beta	1.70
Estimated Cost of Equity (g)	**20.4%**
Cost of Debt	
Cost of Debt (h)	5.8%
After-Tax Cost of Debt	**4.1%**
Equity / Total Capitalization Ratio	100.0%
Total Debt / Total Capitalization Ratio[1]	0.0%
Weighted Average Cost of Capital (i)	**20.4%**

ASSUMPTIONS

a) Observed beta (two year weekly per Bloomberg) as of 7/23/2024

b) Adjusted beta equals [(levered beta) * (2/3)] + [1/3]

c) Unlevered beta equals adjusted levered beta divided by the quantity [1 + (the debt/equity ratio) * (1 – the tax rate)]

d) 10-year U.S. Treasury Note per Wall Street Journal as of 7/23/2024

e) Kroll Capital "Cost of Capital Module" as of 6/6/2024

f) Kroll Capital "Cost of Capital Module" (defined as companies with market capitalization between $1.6 million and $97.4 million), 10B CRSP 10th Decile Brekadown

g) Capital Asset Pricing Model; [the risk-free rate of return] + [(the equity risk premium) * (levered beta)] + [the size premium]

h) Based on estimated cost of debt (defined as Moody's Seasoned Baa Corporate Bond Yield) as of July 19, 2024

i) WACC equals [(the cost of equity) * (the equity/capital ratio)] + [(the cost of debt) * (the debt/total capital ratio) * (1 – the tax rate)]

***Source**: Bloomberg and S&P Global Capital IQ of 7/26/2024*

(1) Based on median total debt / total capitalization ratio of comparable companies

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